UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 27, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno TIM S.A. – Investor Relations 2 Results Presentation Disclaimer This presentation contains statements that constitute forward-looking statementsregarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities. Such forward-looking statements are not guarantees of future performanceand involve risks and uncertainties; actual results may differ materially from those projected due to various factors. Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, which do not necessarily represent formal guidance. Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes. (1) OperatingCostsandExpensesnormalizedfor:purchasepriceadjustmentrelatedtotheacquisitionofI-Systems(+R$56.3millionin2Q26),consultingservicescostsforstrategicprojects(+R$15.7millionin2Q26and+R$6.0millionin1Q26),andlegalservicescostsassociatedwiththesettlementofthedisputewiththeformerfinancialservicespartner(+R$1.1millionin2Q25and+R$19.0millionin1Q25).TheOtherOperatingExpenses(Income)lineincludedanon-recurringimpactofR$56.3millionin2Q26,relatedtothepurchasepriceadjustmentfromtheI-Systemsacquisition. (2) EBITDAnormalizedfornon-recurringeffectsinOperatingCostsandExpenses.EBITDA-ALnormalizedfornon-recurringeffectsinEBITDAandexcludingtheimpactoffinesrelatedtositedecommissioning. (3) NetIncomenormalizedfornon-recurringeffectsonOperatingCostsandExpensesandIncomeTax(-R$5.4millionin2Q26,-R$2.0millionin1Q26,-R$387kin2Q25,and-R$6.5millionin1Q25). TIM S.A. – Investor Relations 3 Results Presentation Highlights 1H26 marked by solid execution across key growth engines SERV. REVENUE +6.1% vs 6M25 Both mobile and fixed revenues with positive performances B2B IOT VERTICAL Reinforcing Agribusiness Leadership New partnership with CNH, expanding connectivity across 2 million hectares in Minas Gerais rural areas ULTRAFIBRA +100k net adds since Jun’25 (1)Normalizedfortheeffectsdetailedinslide2.;(2)OperatingCashFlow(“OpCF")representsEBITDA-ALminusCapex;(3)MayYTD2026. 5 TIMES ON GPTW #2 Best Company to Work For TIM’s best result so far. A people-first culture driving continuous transformation OP. CASH FLOW1,2 +11.7% vs 6M25 Healthy operating cash flow performance EBITDA-AL1 +7.8% vs 6M25 Lease optimization strategy, with a 38.7% margin (+0.6p.p.) #1 in Customer Base Speed Growth³ TIM S.A. – Investor Relations 4 Results Presentation Service Revenue Performance Revenue growth increasingly supported by multiple growth engines (Net Service Revenue in R$ Mln; %YoY) ANOTHER POSITIVE QUARTER OF SERVICE REVENUE PERFORMANCE REVENUE GROWTH CONTRIBUTORS Fixed (+27.0% YoY) Mobile (+4.6% YoY) MOBILE PERFORMANCE Mobile Service Revenue grew by 5.1% YoY in 6M26 Fixed Service Revenue grew by 24.9% YoY in6M26 Service Revenue +6.1% YoY in 6M26 ULTRAFIBRA BROADBAND EVOLUTION 6,089 6,369 328 416 6,417 6,785 2Q25 2Q26 +5.7% Postpaid reached nearly 70%of Mobile Service Revenues, highlighting the successful evolution toward a more resilient customer mix NEW REVENUE STREAMS B2B continues to gain relevance and increase its revenue, reinforcing a new growth engine for the Company Broadband revenue performance remains strong as the operational recovery initiated last year continues to translate into sustained growth TIM S.A. – Investor Relations 5 Results Presentation Launching cross-benefit offerings with integrated journeys: TIM PLAY: CONTENT AGGREGATOR PLATFORM OTToffering repositioning, shifting from bundles and add-ons to a unified entertainment hub: TIM + PICPAY: A NEW CHAPTER IN FINANCIAL SERVICES BEGINS • Strengthen competitiveness with no bad debt exposure • Credit card-centered offering • Flexibility: Annual and monthly subscriptions TIM CONTROLE FIT: TARGETING A SPECIFIC CUSTOMER SEGMENT Portfolio expansion to better match customers’ preferences and financial limitations: • Expanding entertainment monetization opportunities • Increase customers’ value perception • Available in 3 tiers (starting at R$ 9.90 up to R$89.90/month) Best Offer Mobile Services Renewing our mobile portfolio to broaden market reach • Cashback on digital wallet after subscription • Smartphone financing plans • Access to financial products (loans, credit cards, etc) in Jul’26 in Jul’26 in Aug’26 TIM S.A. – Investor Relations 6 Results Presentation Mobile Services Best Network New addition in 2Q26 SALVADOR +1.3 Mln users benefited 511 sites modernized 2026 ROLLOUT TARGETS + São Paulo, Belo Horizonte and Brasília New 5G technology drives advanced automation, enabling dynamic traffic optimization and network self-healing Bridging quality and efficiency through network modernization in main urban centers 56cities 8capitals 22 Mln population to be covered 3,300+ sites to be modernized 10 Mln clients to be benefited 2026 ROLLOUT IN NUMBERS 37% done 25% done 48% done 39% done TIM S.A. – Investor Relations 7 Results Presentation AI & DATA ENGINE AI COLLECTIONS AGENT FRAMEWORK Transforming collections from a reactive debt recovery process into a proactive, intelligent and customer-centric journey powered by AI 1 ENGAGE Proactively contacts customers through digital channels Initiates conversations via WhatsApp Uses personalized communication Available beyond traditional business hours 2 EXPLAIN Provides clarity and transparency Explains outstanding balances Answers billing-related questions Reduces customer confusion and effort 3 RESOLVE Guides customers toward resolution Presents payment alternatives Captures payment commitments Encourages fast and convenient resolution 4 MONITOR Tracks outcomes and follows up automatically Monitors payment completion Re-engages automatically Creates a seamless end-to-end process 5 LEARN Continuously improves interactions Analyzes customer interactions Optimizes customer experience and recovery rates KEY CUSTOMER BENEFITS Personalized and less intrusive interactions Faster and scalable issue resolution 24/7 digital availability Seamless customer journey Improved customer satisfaction First steps in an AI-Powered customer journey Mobile Services Best Service +2Mln INITIAL METRICS indebted clientsengaged +7 p.p in debtrecovery through AI Agents interactions occur outside business hours 1 in 4 TIM S.A. – Investor Relations 8 R esInuvltess Ptorer sReenlatatitoionns Results Presentation Consolidating TIM Ultrafibra’s positive momentum… 1. Anatelclient base data from TIM and its peers, until May-26. CLIENT BASE EVOLUTION WITH DOUBLE-DIGIT NET ADDS GROWTH (Broadband Client Base, ‘000; %YoY) CONSISTENT BROADBAND REVENUE GROWTH (TIM Ultrafibra Net Revenue in R$ Mln;%YoY) 12.5% FTTC FTTH 779 896 20 3 799 899 2Q25 2Q26 226 247 2Q25 2Q26 9.5% 9.5% TIM's fixed broadband customer base is the fastest-growing¹ in 2026 Another quarter of consistent execution, with FTTH ARPU reaching R$ 92.8 Fixed: Broadband Services TIM S.A. – Investor Relations 9 Results Presentation I-Systems Integration Extract efficiency gains from full control and operation of I-systems infrastructure Asset monetization Organic growth within TIM Ultrafibra's existing footprint, increasing take-up and driving asset monetization Portfolio review Better alignment with customer needs strengthening commercial effectiveness across covered markets 1 2 3 Convergence incursion Explore convergent proposition combining fiber and mobile services in selected markets 4 Fixed: Broadband Services Tapping into new value creation opportunities. INDIVIDUAL AND FAMILY OFFERS REGIONAL OFFERS DEDICATED CUSTOMER SERVICE EXCLUSIVE DISCOUNTS ONE BILL FOR ALL Strategic moves reshaping a new chapter of TIM’s Broadband TIM’s first full convergent offer: Fiber + Mobile + Content TIM S.A. – Investor Relations 10 Results Presentation B2B Evolution (B2B Service Revenue¹ in R$ Mln; %YoY) B2B REVENUE AT STRONG PACE (LTM) Broadening the B2B portfolio as revenue gains relevance LOGISTICS 13,776 Km covered in highways (+97.3% YoY) UTILITIES >558k smart light spots sold (+45.1% YoY) NEW PROJECTS AGRICULTURE 29.6 Mln total hectares covered with 4G (+31.2% YoY) In B2B contracted revenue³ R$1.25Bln (1)B2Brevenuesex-wholesale+V8revenues;(2)IncludesNetwork-as-a-Service,DataPartnershipandIoT;(3)Since2018. 1,498 1,746 LTM25 LTM26 16.6% R$102 Mln In total Net Revenue YTD (5 months) THE FIRST STEPS IN TIM AND V8 INTEGRATION B2B UPDATES IOT V8 Among the first 10 Brazilian companies selected to partner with Anthropic The Claude Partnership enhances V8 and TIM's ability to deliver enterprise AI solutions, expanding its B2B value proposition beyond traditional connectivity services. 6.6% of Total Service Revenues New Business Lines² reach 22%of B2B revenues New CNH Partnership Expanding connectivity presence through 2 Mlnhectares across Minas Gerais. “Caminhos da Celulose” Project New highway concession partnership in Mato Grosso do Sul covering 870 km, aligned with our Agribusiness strategy. CPFL Smart Grid Project End-to-end private network solution to support the CPFL Smart Grid Project. TIM S.A. – Investor Relations 11 Results Presentation Financials EBITDA and EBITDA-AL growth benefited from operational and lease cost efficiencies (EBITDA1in R$ Mln & Margin in %; %YoY) RESILIENT EBITDA WITH MARGIN EXPANSION (EBITDA-AL1in R$ Mln & Margin-AL in %; %YoY) SUSTAINED EBITDA-AL EVOLUTION EBITDA grew 6.8% YoY in 6M26, while Margin was 49.9%, expanding by 0.4 p.p. YoY EBITDA-AL grew 7.8% YoYin 6M26, while Margin was 38.7%, expanding by 0.6 p.p. YoY 51.5% +0.7p.p. vs 2Q25 EBITDA Margin 40.2% +0.8p.p. vs 2Q25 EBITDA-AL Margin (1)Normalizedfortheeffectsdetailedinslide2. Leases² growing below inflation in 6M26 3,351 3,586 2Q25 2Q26 7.0% 2,600 2,802 2Q25 2Q26 7.8% (+3.5% YoY in 6M26 vs +4.6% YoY LTM IPCA) Opexresuming moderate expansion (+4.0% YoY in 2Q26 vs +4.6% YoY LTM IPCA) TIM S.A. – Investor Relations 12 Results Presentation Financials Continued profitability expansion reflecting consistent execution (Net income1in R$ Mln; %YoY) NET INCOME AT SOLID PACE (1)Normalizedfortheeffectsdetailedinslide2. 2Q26 Earnings per Share was R$ 0.43 vs R$ 0.40 in 2Q25 Net income grew 4.0% YoY in 6M26; EPS of R$ 0.78234-1941,036976-203192Q25EBITDAD&ANet FinancialResultsTaxesEquityInvestment2Q26 6.2% ConsolidationofrecentM&As (I-SystemsandV8): • ImpactonD&A:-R$65Mln • ImpactonNetFinancialResult:-R$14Mln NetFinancialResult • Mainlyduetoatoughercomparisonbase,as2Q25benefitedfrompositiveitemstotalingR$195Mln(civilprovisionreversaland5Gfundgains) TaxbenefitfromIoC: • R$400MlnofIoCannouncedin2Q26 (vsR$300Mlnlastyear) BELOW EBITDA HIGHLIGHTS OF THE QUARTER TIM S.A. – Investor Relations 13 Results Presentation Financials Cash flow evolution backed by solid operational momentum (In 6M26) (OpCF represents EBITDA-AL1minus Capex in R$ Mln; %YoY) MAINTAINING A DOUBLE-DIGIT GROWTH TRAJECTORY 2,719 3,037 6M25 6M26 11.7% 22.1% +1.1 p.p. vs 6M25 OpCF Margin In 2Q26, OpCFgrew 8.7% YoY; Margin was 26.8% (1)Normalizedfortheeffectsdetailedinslide2. SOLID CASH POSITION R$ 4.5 Blnin Cash (I-Systems acquisition fully paid in May’26) GROSS DEBT UNDER CONTROL R$ 17.0 BlnDebt, +1.7% YoY R$ 3.4 BlnDebt-AL, -6.7% YoY LEVERAGE RATIO 0.89x of Leverage (Net Debt/EBITDA) -0.10x of Leverage-AL (Net Debt-AL/EBITDA-AL) A WELL-POSITIONED BALANCE SHEET OpCFMARGIN (Quarterly Evolution; %) 13.9% 21.2% 24.4% 26.0% 26.8% 2Q22 2Q23 2Q24 2Q25 2Q26 FISTEL TFF AMOUNT ON HOLD R$ 4.8 Blnsince 2020 Classificado como Uso Interno TIM S.A. – Investor Relations 14 Results Presentation ESG as a strategic driver of sustainable value creation 132 100% Renewable energy¹ Renewable energy plants Building a More Diverse, Digital and Connected Society 100% renewable electricity powering a lower-carbon future Strong Governance Foundations Reinforce Long-Term Value Creation 27.0% Black people in leadership 36.2% Women in leadership positions 63.7% Employees trained in digital skills (AI & Agile) Pro Ethics Seal Maintained 18 years in B3 Sustainability Index (ISE B3) ISO 37001 Maintained Maintained ISO 27001 +29 Mln Connected Hectares 2 years CDP Supplier Engagement Leader (Maximum Score A) Environmental Social Governance (1)WiththeacquisitionofI-RECs 99.8% Recycled waste TIM S.A. – Investor Relations 15 R esInuvltess Ptorer sReenlatatitoionns Results Presentation Opex Disciplined cost control, productivity gains and digitalization 2H26: Focused execution to deliver our strategic goals and accelerate operational transformation Closing Remarks AI Transformation Customer Service Procurement Mobile B2B Broadband Renewed portfolio to engage new customer profiles, increase brand relevance through Rock in Rio festival, and expand the digital ecosystem in financial services and insurance Broadening the portfolio and moving up the value chain, with Network-as-a-Service, IoT and cross-selling through V8 An owned fiber asset with spare capacity to be better explored, raising take-up through I-Systems integration and convergence Multiple agents deployed, building the foundation for a cross-organization transformation Efficiency Our efficiency program as a value creation engine, strengthening margins and cash generation: Capex Savings and efficiency gains supported by procurement negotiations, technology evolution and M&A synergies Lease Optimization to continue with new agreements under negotiation Information Technology Network •Enhance the software development lifecycle with AI-powered coding, testing, and productivity tools •Automate IT support and ticket resolution •Automate debt collection and payment negotiations •Streamline complaints and back-office processes •Enable predictive and preventive network maintenance •Reduce downtime through AI monitoring •Detect anomalies and optimize network energy consumption •Accelerate vendor documentation and compliance analysis •Automate bill dispute workflows Growth Engines Expand market reach and unlock new growth opportunities Legal • Automate case registration, evidence retrieval and case classification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 27, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer